Market Announcement

27 May 2021

Immuron Limited (ASX: IMC) – Trading Halt

Description

The securities of Immuron Limited ('IMC') will be placed in trading halt at the request of IMC, pending it releasing an announcement. Unless ASX decides otherwise, the securities will remain in trading halt until the earlier of the commencement of normal trading on Monday, 31 May 2021 or when the announcement is released to the market.

Issued by

Melissa Kostopoulos
Compliance Adviser, Listings Compliance (Melbourne)

Thursday 27th May 2021

Melissa Kostopoulos
ASX Compliance Pty Ltd
Level 4, North Tower Rialto,
525 Collins Street, Melbourne, VIC. 3000

Sent via email: Melissa.Kostopoulos@asx.com.au

Dear Melissa;

Immuron Limited (ASX: IMC) – Request for trading halt

In accordance with ASX Listing Rule 17.1, the Company hereby requests that its securities be placed into an immediate trading halt.

In requesting the trading halt the Company provides the following information:

- The Company is seeking the trading halt as it expects to make an announcement to ASX in connection to a planned acquisition
- The Company requests that the trading halt remain in place until the earlier of the Company making a specifically agreed announcement to the market regarding the commercial transaction or the commencement of trading on Monday, 31st May 2021
- The Company is not aware of any reason why the trading halt should not be granted or of any information necessary to inform the market about the trading halt.

For and on behalf of the Company,

Kind regards;

Phillip Hains
Company Secretary
Immuron Limited